SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 2007

Commission File Number 0-28800

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of August 2007, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated August 17, 2007, entitled "EMPEROR REPORTS PORGERA SALE COMPLETION AND EMPEROR CAPITAL RETURN UPDATE".

99.2   Release dated August 20, 2007, entitled "EMPEROR SIGNS INDONESIAN ALLIANCE AGREEMENT."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: August 20, 2007   By: /s/ Themba Gwebu
                                              Name: Themba Gwebu
                                              Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE trading symbol: DRD
ISIN Code: ZAE 000058723
Nasdaq trading symbol: DROOY
("DRDGOLD" or "the company")

EMPEROR REPORTS PORGERA SALE COMPLETION AND EMPEROR CAPITAL RETURN UPDATE

Emperor Mines Limited ("Emperor"), a 78.72% indirect subsidiary of DRDGOLD listed on the ASX Limited ("ASX"), today reports the completion of the sale of Emperor's 20% interest in the Porgera Joint Venture ("the PJV Interest") to Barrick Gold Corporation for a cash consideration of US$255 million ("the Porgera transaction").

Emperor Chief Executive Officer, Brad Gordon, said today that the completion of the sale meant that Emperor had now paid out its debt facilities in full, and was well placed to pursue growth opportunities.

"As of today, the Company has retired all of its debt facilities, and has, as previously announced, closed out all forward gold hedging, leaving the company debt and hedge free and with free cash in excess of A$125 million."

"Our significant net cash position following the completion of this transaction provides us with considerable flexibility in harnessing growth options and to pursue select opportunities identified over recent months," Mr Gordon said.

The completion of the Porgera transaction allows Emperor to now undertake a proposed capital return to Emperor shareholders of A$0.05c for every Emperor ordinary share held ("the Capital Return"), which was approved by Emperor shareholders at a General Meeting conducted on 30 July. Subsequent to the completion of the Capital Return, Emperor anticipates holding a net cash position in excess of A$70 million

The Capital Return was subject to the following conditions:
- Emperor shareholder approval; and
- completion of the sale of the PJV Interest in Papua New Guinea.

Following completion of the Porgera transaction, the conditions for the Capital Return are now fully satisfied.

TIMETABLE
The Capital Return will take effect in accordance with the following timetable approved by the ASX:

Event	Date

Successful completion of sale of the PJV Interest	Friday, 17 August 2007
Emperor shares commence trading on "ex capital return" basis	Tuesday, 21 August 2007
Record Date for determining entitlements to participate in the Capital Return	Monday, 27 August 2007
Despatch date for payment of Capital Return to Emperor shareholders	Monday, 3 September 2007

PAYMENT METHOD

The payment of the Capital Return will be satisfied by sending a cheque to those persons who are Emperor shareholders as at the Record Date.

TAX CONSIDERATIONS FOR THE CAPITAL RETURN

Emperor is applying to the Australian Taxation Office for a Class Ruling confirming the tax position related to the Capital Return and will notify Emperor shareholders of the outcome of this submission in due course. It is strongly recommended that Emperor shareholders seek their own specific taxation advice in relation to the tax treatment of the Capital Return taking into account their particular circumstances.

MORE INFORMATION:

Patrick Bindon - Director – Corporate Communications, Emperor Mines Limited pbindon@emperor.com.au

Randburg

17 August 2007

Sponsor

BDO QuestCo (Pty) Limited

Exhibit 99.2

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE trading symbol: DRD

ISIN Code: ZAE 000058723

Nasdaq trading symbol: DROOY

("DRDGOLD" or "the company")

EMPEROR SIGNS INDONESIAN ALLIANCE AGREEMENT

Emperor Mines Limited ("Emperor"), a 78.72% indirect subsidiary of DRDGOLD listed on the ASX Limited, today reports that it has signed an Alliance Agreement with a group of Indonesian and Australian investors to explore a large gold-silver-copper project in eastern Java.

The Alliance Agreement between Emperor, Indonesian company PT Indo Multi Niaga and BVI company IndoAust Mining Limited sets out the framework for entering into a Joint Venture Agreement and undertaking further exploration on a property of approximately 116km2 located in the South Eastern portion of Java.

The agreement paves the way to a full Joint Venture Agreement, which would see Emperor spend up to A$5million over five years, to earn a 51% interest in the project. An option exists for Emperor to earn a further 19% interest in the project by funding additional exploration. Emperor may then fund Feasibility studies to a capped amount, subject to certain conditions including the obtaining of relevant permits and licences.

Emperor Executive General Manager - Exploration and New Business, Malcolm Norris, said that the property has been previously explored and drilled by Golden Valley Mines and by Placer Dome during 1999/2000, with highly encouraging results.

"Historical drilling has defined a broad zone of approximately 2km x 2km of near surface Au-Ag mineralisation at the site, which will be the focus of ongoing drilling activity under the Alliance Agreement during the remainder of 2007 and early 2008," Mr Norris said.

"We undertook diligence reviews of this prospect and the associated alliance agreement in June and July of this year, and are pleased to have now confirmed our position as an alliance partner in the project.

The Au-Ag system is interpreted as an upper level high-sulphidation system, overlying a porphyry copper system. Previous drilling results (see full results below) include:

- 278.6m @ 0.53g/t Au, 29 g/t Ag, which includes 24m @ 1.55g/t Au, 106g/t Ag;
- 87m @ 1.81g/t Au & 12.66ppm Ag, which includes 15m @ 6.24g/t Au, and;

- 48m @ 1.9g/t Au.

The porphyry system, which outcrops adjacent to, and below, the drilled gold-silver system is mineralised with rock chip sampling returning results of 47m @ 1.29%Cu and 1.71 g/t Au.

Mr Norris said that on-site preparations for further drilling are complete and drilling will commence as soon as possible.

Additional targets and zones of Cu-Au anomalous stream sediment samples exist in areas adjacent to the drilled zone and these will be further explored with a view to defining additional drill targets as soon as possible.

Emperor Chief Executive Officer, Brad Gordon, said that the project was an exciting opportunity for Emperor, and formed an important part of Emperor's plans to rebuild its asset portfolio.

"This project is consistent with Emperor's plans to expand into the South-East Asian region, and while still focusing on gold as the major metal target, does provide diversification into silver and copper," Mr Gordon said.

"The project is now at an advanced exploration stage and through this agreement we will accelerate work on the project to determine defined resources as quickly as possible," he said.

DRILLING RESULTS

Drill Hole No.	From (m)	To (m)	Interval (m)	Au, g/t	Cu, %	Ag, ppm	Comments
GT 001	64	100.35	36.35	0.2			Anomalous Au in much of hole
GT 002							Minor Cu anomalous intervals; no significant results
GT 003	120.7	345.7	225	0.26	0.19		Drilled near Pulau Merah Porphyry zone; locally anomalous Mo
includes	168.45	285.7	117.25	0.32	0.27		Peak Cu 0.85%
GT 004	8.4	287	278.6	0.53		37.9	Peak gold value 4.33g/t
includes	56.4	104.7	48.3	1.17		80.4	
GT 005	25.1	82.1	57	0.71		-	
	103.1	190.1	87	1.81		12.66	
includes	163.1	178.1	15	6.24			Peak gold value 10.13g/t
GT 006							Minor Cu anomalous

Hole ID	From	To	Interval	Grade		Comments
						intervals; no significant results
GT 007	2	87.6	85.6	0.25		Minor anomalous Cu
GT 008						Anomalous Au, Cu, Ag intervals; no significant results
GT 009	124	144	20	0.4	20	High sulphidation alteration
GT 010	0	48	48	1.9	9	High sulphidation alteration
	48	129	81	0.26		
GT 011	68	136	68	1.04	54	Incomplete assay data
	144	174	30	0.22	4	
GT 012	26	44	18	0.27	16	Incomplete assay data
	102	146	44	0.14	98	
	208	254	46	0.24		
GT 013	102	134	32	0.36	29	High sulphidation alteration
GT 014	16	46	30	0.91	31	High sulphidation alteration

FURTHER INFORMATION

Patrick Bindon
Director – Corporate Communications
Emperor Mines Limited
PH +617 3007 8000
FAX +617 3007 8080
pbindon@emperor.com.au

COMPETENCE AND RESPONSIBILITY

The information in this report that relates to Exploration Results is based on information compiled by Malcolm Norris, who is a member of The Australasian Institute of Mining and Metallurgy.

Malcolm Norris is a full-time employee of Emperor Mines Limited.

Malcolm Norris has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Malcolm Norris consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

Randburg
20 August 2007

Sponsor
BDO QuestCo (Pty) Limited